Exhibit 12.1

Penn Virginia Corporation and Subsidiaries

Statement of Computation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

(in thousands, except ratios)

	Three Months Ended
	March 31,	Year Ended December 31,
	2014	2013	2012	2011	2010	2009
Earnings (deficiency)
Income (loss) from continuing operations before income taxes	$33,489	$(220,766)	$(173,291)	$(221,070)	$(108,178)	$(216,750)
Fixed charges	27,661	97,903	66,616	62,002	60,003	52,539
Capitalized interest	(1,618)	(5,266)	(803)	(1,983)	(1,384)	(2,318)
Preferred stock dividend requirements	(3,000)	(10,647)	(2,793)	—	—	—

	$56,532	$(138,776)	$(110,271)	$(161,051)	$(49,559)	$(166,529)

Fixed charges
Interest expense	$22,534	$78,841	$59,339	$56,216	$53,679	$44,231
Capitalized interest	1,618	5,266	803	1,983	1,384	2,318
Rent factor	509	3,149	3,681	3,803	4,940	5,990
Preferred stock dividend requirements	3,000	10,647	2,793	—	—	—

	$27,661	$97,903	$66,616	$62,002	$60,003	$52,539

Ratio of earnings to fixed charges and preferred stock dividends [1]	2.0	—	—	—	—	—

[1]	During the years ended December 31, 2013, 2012, 2011, 2010 and 2009, earnings were deficient by $236,679, $176,887, $223,053, $109,562 and $219,068, respectively, regarding the coverage of fixed charges and preferred stock dividends.